Mail Stop 3010

June 18, 2009

Mr. Scott V. Schneider
Senior Vice President, Treasurer and Secretary
Saul Centers, Inc
7501 Wisconsin Avenue, Suite 1500
Bethesda, MD 20814-6522

>       **Re:    Saul Centers, Inc.**
>       **Form 10-K for the year ended December 31, 2008**
>       **Filed March 16, 2009**
>       **File No. 001-12254**

Dear Mr. Schneider:

We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended March 31, 2009

Consolidated Statements of Saul Centers, Inc. Stockholders' Equity, page 6

1.      Please revise your consolidated statements of stockholders' equity in future filings to include the equity attributable to noncontrolling interest. As the noncontrolling interest is part of the equity of the consolidated group, it should be presented in the statement of changes in equity. See paragraphs 38.c. of ARB 51 and A6 of SFAS 160.

                                *    *    *    *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,


Daniel L. Gordon
*Branch Chief*